FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TRINA SOLAR LIMITED

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: October 5, 2007

Exhibit 99.1

Contact:
Trina Solar Limited		CCG Elite Investor Relations
Sean Shao, CFO		Crocker Coulson, President
Phone:	+ (86) 519-8548-6752 (Changzhou)	Phone:	+ (1) 646-213-1915
Thomas Young, Director of Investor Relations		Email:	crocker.coulson@ccgir.com
Phone:	+ (86) 519-8548-6752 (Changzhou)	Ed Job, CFA
Email:	ir@trinasolar.com	Phone:	+ (1) 646-213-1914
		Email:	ed.job@ccgir.com

Trina Solar Announces Management Changes

Changzhou, China – October 2, 2007 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules founded in 1997, announced today the following management changes at the Company:

Mr. Anthony Chia has been appointed as Vice President of Quality. Mr. Chia has more than 21 years of experience in quality management, involving the introduction and implementation of numerous quality control systems, including 6-Sigma, TL9000, TS16949, ISO2000, ISO14000, UL and TUV RoHS. Mr. Chia reports to Sean Tzou, Trina Solar’s Chief Operating Officer.

Prior to joining Trina Solar, Mr. Chia served as Director of Service and Quality for SANMINA-SCI and as Senior Manager of Quality Assurance at Motorola Singapore and China. Mr. Chia holds an MBA from National University of Singapore.

Mr. Dave Seburn has been appointed as Vice President, Polysilicon. Mr. Seburn is responsible for evaluating potential upstream investments in polysilicon production, including road map development for upstream investments and implementation oversight of related projects. Mr. Seburn reports directly to Jifan Gao, Trina Solar’s Chief Executive Officer.

Mr. Seburn comes to Trina Solar after ten years of experience at REC Silicon, where he last served as Vice President of Operations. During his tenure, Mr. Seburn lead oversight of both silane and polysilicon manufacturing plants and facilitated process and organizational changes that optimized productivity at both plants. Mr. Seburn holds an M.S. degree in Chemical Engineering from the University of Houston.

Mr. Mohan Naranayan, Vice President of Technology, left the Company on September 30, 2007 due to personal reasons.

“We are pleased and excited to welcome such talented individuals as Mr. Chia and Mr. Seburn to the Trina Solar team,” said Mr. Jifan Gao, Trina Solar’s Chairman and CEO. “Both gentlemen will greatly strengthen our resources in quality control, long-term cost reduction and raw material procurement as we continue to pursue a leading position in the global solar PV market.”

“At the same time, we regret to announce the departure of Mr. Naranayan as Vice President of Technology. We recognize his significant contributions to our growth at Trina Solar and we wish him the best in his future endeavors,” said Mr. Gao.

About Trina Solar Limited:

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufactures that has developed a vertically integrated business model from the production of monocrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. Trina Solar successfully completed its initial public offering on the New York Stock Exchange in December, 2006 and its ADSs are traded under the ticker symbol TSL. For further information, please visit Trina Solar’s website at http://www.trinasolar.com

Exhibit 99.2

Contact:
Trina Solar Limited		CCG Elite Investor Relations
Sean Shao, CFO		Crocker Coulson, President
Phone:	+ (86) 519-8548-6752 (Changzhou)	Phone:	+ (1) 646-213-1915
Thomas Young, Director of Investor Relations		Email:	crocker.coulson@ccgir.com
Phone:	+ (86) 519-8548-6752 (Changzhou)	Ed Job, CFA
Email:	ir@trinasolar.com	Phone:	+ (1) 646-213-1914
		Email:	ed.job@ccgir.com

Trina Solar Signs Equipment Supply Contract with Meyer Burger AG

Changzhou, China – October 3, 2007 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today that it has signed an agreement with Meyer Burger AG for the supply of ID cropping, band and wire saws used for the production of its monocrystalline and multicrystalline wafers and cells. The contract, valued over CHF180 million (US$154million), covers equipment and delivery schedule to meet the Company’s capacity expansion goals through 2010.

“We are pleased to enter into this supply agreement with Meyer Burger and to work with one of the most successful manufacturers of high-precision machines for slicing silicon into wafers,” stated Mr. Jifan Gao, Trina Solar’s Chairman and Chief Executive Officer. “Both Meyer Burger and Trina Solar share a commitment to the highest level of quality for our products and we look forward to working together in the future.”

“We are pleased to be able to support Trina Solar with the latest ID/OD, band and wire saw technology as it expands its wafer capacity and makes progress on its technology roadmap to reduce wafer thickness,” stated Peter Pauli, Meyer Burger’s CEO. “We expect our subsidiary company Meyer Burger Machinery Shanghai to provide Trina Solar with the necessary level of customer support and quality assurance and we look forward to continue our successful cooperation in the future.”

About Trina Solar Limited:

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufactures that has developed a vertically integrated business model from the production of monocrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. Trina Solar successfully completed its initial public offering on the New York Stock Exchange in December, 2006 and its ADSs are traded under the ticker symbol TSL. For further information, please visit Trina Solar’s website at http://www.trinasolar.com

About Meyer Burger Technology AG:

Meyer Burger is a leading supplier of high-precision machines with wire saws, band saws and ID/OD slicing systems for cutting hard and brittle materials such as silicon, sapphire or other crystals into wafers, prisms and other shapes. The company’s offering includes various models of high-precision machines, spare parts, wear and tear parts, consumables, regrooving service, process know-how, after-sales service, training and other services. Meyer Burger’s machines, skills and technologies are mainly used in the solar industry (photovoltaic), the semiconductor industry and in the optical industry. These three markets all require the thinnest possible wafers of silicon, sapphire or other crystals for the manufacture of solar modules, integrated circuits or high-performance LED’s. For additional information please visit http://www.meyerburger.ch/

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; the Company’s ability secure raw material supplies to support its production plans; the Company’s ability to operate its solar cell plant efficiently; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.